UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Commission File: 333-06552

TEMBEC REPORTS FINANCIAL RESULTS FOR ITS FOURTH QUARTER
AND YEAR ENDED SEPTEMBER 25, 2004

TEMBEC INC.

(Translation of registrant's name into English)

800, Rene-Levesque Boulevard West, Suite 1050
Montreal, Quebec H3B lX9
 (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                           Form 20-F ______          Form 40-F    X

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101 (b)(1): _____
Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper of a paper as permitted by Regulation S-T Rule 101 (b) (7): _____
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes _____          No    X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    82-________

TEMBEC INC.

Filed in this Form 6-K

Documents index

  Press Release dated November 18, 2004;

  Management's Discussion and Analysis for the quarter ended September 25, 2004

  Consolidated Financial Statements

  Certifications pursuant to Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings

                                                                                                                   _________________________

Tembec Inc.
C.P. 5000
Témiscaming (Québec) Canada
J0Z 3R0

PRESS RELEASE

Source:         Tembec Inc.

Contacts:	Michel J. Dumas Executive Vice President, Finance and CFO Tel.: (819) 627-4268 E-mail: michel.dumas@tembec.com	Pierre Brien Corporate Manager, VP. Communications & Public Affairs Tel.: (819) 627-4387 E-mail: pierre.brien@tembec.com

TEMBEC REPORTS FINANCIAL RESULTS FOR ITS FOURTH QUARTER
AND YEAR ENDED SEPTEMBER 25, 2004

Montreal, November 18, 2004: Consolidated sales for the fourth quarter ended September 25, 2004 were $981.3 million, up from $838.6 million in the comparable period last year. The Company generated net earnings of $90.8 million or $1.06 per share compared to a net loss of $51.5 million or $0.60 per share in the corresponding quarter ended September 27, 2003, and a net loss of $12.5 million or $0.15 per share in the previous quarter. Earnings before interest and financing charges, taxes, depreciation, amortization and other non-operating expenses (EBITDA) was $84.6 million, up from EBITDA of $31.9 million generated a year ago and a small decrease versus the prior quarter EBITDA of $91.3 million. Cash flow from operating activities before changes in non-cash working capital balances amounted to $34.7 million as compared to $25.7 million generated a year ago and $85.7 million generated in the previous quarter.

The September 2004 quarterly financial results include an after-tax gain of $75.8 million, or $0.88 a share, on the translation of its US $ denominated debt. After adjusting for this item and certain specific items, the Company would have generated a net loss of $19.9 million or $0.22 per share. This compares to a net loss of $46.4 million or $0.53 per share in the corresponding quarter ended September 27, 2003 and a net loss of $2.0 million or $0.03 per share in the previous quarter. The impact of foreign exchange and certain specific items on the Company's financial results is discussed further in the Management Discussion and Analysis (MD&A) of its financial results.

For the fiscal year ended September 25, 2004, consolidated sales were $3.7 billion, representing a 9.5% increase over the prior year. The Company generated net earnings of $37.4 million or $0.44 per share compared to net earnings of $11.4 million or $0.13 per share in fiscal 2003. EBITDA increased to $168.7 million from $74.8 million a year ago. Cash flow from operating activities before changes in non-cash working capital balances reached $235.4 million, a significant improvement over $40.7 million generated in the previous fiscal year.

Business Segment Results

The Forest Products segment generated EBITDA of $60.1 million on sales of $363.5 million. This compares to EBITDA of $55.0 million on sales of $357.8 million in the prior quarter. The relatively small increase in sales was due to higher selling prices of SPF lumber, partially offset by lower prices in OSB. US $ reference prices for random lumber showed a small increase while reference prices for stud lumber improved by US $ 27 per mfbm. A portion of the increase was offset by a stronger Canadian $, which averaged approximately 4% higher versus the US $. As a result, the average price of SPF lumber increased by $38 per mfbm over the prior quarter. The margins in Forest Products continued to be subject to lumber export duties. During the quarter, countervailing and antidumping duties totalled $35.7 million compared to $34.3 million in the prior quarter. Since May 2002, the Company has incurred $220.4 million of duties, which remain subject to the resolution of the softwood lumber dispute.

The Pulp segment generated EBITDA of $24.4 million on sales of $327.6 million for the quarter ended September 2004 compared to EBITDA of $ 44.0 million on sales of $377.3 million in the June 2004 quarter. The $49.7 million decline in sales was due to lower shipments and selling prices. US $ reference prices remained relatively unchanged from the prior quarter, with an increase in the US market being offset by lower pricing in Europe. The price decrease was driven primarily by a stronger Canadian $. The net effect was a reduction in sales of $11.2 million or $25 per tonne. Reduced shipments and higher manufacturing costs accounted for the balance of the decline in EBITDA.

The Paper segment generated negative EBITDA of $5.2 million on sales of $197.8 million. This compares to negative EBITDA of $12.6 million on sales of $207.0 million in the prior quarter. Sales declined by $9.2 million. Lower shipments reduced sales by $12.4 million, with higher selling prices providing a partial offset. The stronger Canadian $ mitigated the impact of higher US $ reference prices for newsprint and coated papers. The net effect was an increase in sales of $3.2 million or $14 per tonne. Manufacturing costs were favourably impacted by the stronger Canadian $ which reduced the reported costs at the St-Francisville paper mill.

Outlook

The operating results of the September quarter were in line with our expectations. Very strong lumber markets and prices offset weakness experienced in the pulp markets during the latter part of the quarter. The Company anticipate that lumber prices will decline but remain at reasonable levels as evidenced by published prices for the month of October. We expect the pulp markets to quickly rebound from the recent seasonal weakness as fundamentals still look positive. Our paper margins should gradually improve over the coming quarters as we realize the full benefit of announced and future price increases. The stronger Canadian $ combined with significant lumber export duties continue to negatively impact our financial performance. As well, increases to other commodities and services, fuelled by higher energy costs are increasing our manufacturing and transportation costs. The Company is confident that these increases will lead to higher selling prices for its own products as demand improves. Until then, the Company is maintaining a defensive approach including the restriction of capital expenditures. The Company is focused on controlling costs and maintaining liquidity.

Tembec is an integrated Canadian forest products company principally involved in the production of wood products, market pulp and papers. The Company has sales of approximately $4.0 billion with over 50 manufacturing sites in the Canadian provinces of New Brunswick, Quebec, Ontario, Manitoba, Alberta and British Columbia, as well as in France, the United States and Chile. Tembec's Common Shares are listed on the Toronto Stock Exchange under the symbol TBC. More information on the Company, including Management's Discussion and Analysis of these interim financial results, can be obtained on the Tembec web site at www.tembec.com.

The above commentary contains statements that are forward-looking in nature. Such statements involve known and unknown risks and uncertainties that may cause the actual results of the Company to be materially different from those expressed or implied by such forward-looking statements. Such items include, among others: general economic and business conditions; product selling prices; raw material and operating costs; changes in foreign currency exchange rates and other factors referenced herein and in the Company's annual report.

Management's Discussion and Analysis
for the quarter ended September 25, 2004

The following interim Management Discussion and Analysis (MD&A) provides a review of the significant developments and issues that influenced Tembec's financial performance during its fourth quarter ended September 25, 2004. The MD&A should be read in conjunction with the interim consolidated financial statements for the period ended September 25, 2004 and the audited consolidated financial statements and annual MD&A for the fiscal year ended September 27, 2003, included in the Company's Annual Report. All references to quarterly or Company information relate to Tembec's fiscal quarters. "EBITDA" refers to earnings before interest, income taxes, depreciation and amortization and other non-operating expenses.

The interim MD&A contains statements that are forward-looking in nature. Such statements involve known and unknown risks and uncertainties that may cause Tembec's actual results to be materially different from those expressed or implied by such forward-looking statements. Such items include, among others: general economic and business conditions; product selling prices; raw material and operating costs; changes in foreign currency exchange rates and other factors referenced herein and in Tembec's continuous disclosure filings.
OVERVIEW

                                                                                                                Quarterly Results ($ millions)

On October 28, 2003, the Company acquired all of the assets of a custom manufacturer of spray-dried powdered resins located in Toledo, Ohio for cash consideration of $8.5 million. Depending on the financial performance of the operation over the five-year period following the purchase, the seller may be entitled to an additional payment of up to US $3 million.

On November 3, 2003, the Company acquired the assets of two sawmills located in La Sarre and Senneterre, Québec, from Nexfor Inc. for cash consideration of $59.1 million.

On December 15, 2003, the Company acquired the assets of a sawmill located in Chapleau, Ontario from Weyerhaeuser Company Limited for cash consideration of $25.4 million.

On August 4, 2004, the Company exercised its option to purchase the remaining 50% interest in Excel Forest Products, a sawmill located in Opasatika, Ontario, for cash consideration of $6.7 million. The initial 50% interest had been purchased in March 2001.

September Quarter 2004 vs June Quarter 2004

The Company generated EBITDA of $84.6 million on sales of $981.3 million compared to EBITDA of $91.3 million on sales of $1,030.0 million in the June 2004 quarter. The decrease in sales of $48.7 million is due to lower shipments and prices in the Pulp business. Although the Company experienced higher US $ reference prices in most business, pricing was negatively impacted by a stronger Canadian $, which averaged US $0.763, an increase of approximately 4% over the US $0.736 in the prior quarter. The $6.7 million decline in EBITDA was attributable to the lower profitability of the Pulp business, partially offset by improved results in Forest Products and Paper. A more detailed review of items having impacted sales and EBITDA of each major business segment is outlined in a subsequent section of the MD&A. The following reviews the impact of non-EBITDA items on the financial performance of the Company.

Interest, foreign exchange and other financing expense improved by $7.2 million in total. The following table summarizes major items:

Interest on indebtedness declined by $1.3 million primarily as a result of the stronger Canadian $. Approximately 95% of the Company's term debt is US $ denominated.

Effective September 28, 2003, the Company applied the accounting treatment prescribed by EIC-128 of the Canadian Institute of Chartered Accountants (CICA) handbook with respect to the accounting treatment for derivative financial instruments that do not qualify for hedge accounting. Prior to the implementation of this guideline, gains and losses related to financial instruments, primarily foreign exchange contracts, were recognized on the maturity dates of the instruments. If derivative financial instruments were sold or traded prior to their stated maturity dates, the gains or losses were deferred and recognized on the statement of operations as per the original maturity dates. The old rules required disclosure of outstanding derivative financial instruments and their mark to market value in the notes to the financial statements, but the positions were not shown on the Company's balance sheet. The Company applied EIC-128 and the accounting guideline for discontinuing hedge accounting at the beginning of the current fiscal year. As a result, the Company recognized a deferred gain of $223.4 million relating to derivative financial instruments that were outstanding at the beginning of the fiscal year. The same amount was also recognized as an asset on the balance sheet.

The following tables summarize the change in the unamortized deferred gain on foreign exchange contracts during the last two quarters:

The remaining deferred gain will be amortized in quarterly amounts as per the following:

Since the beginning of fiscal 2004, the Company has shown the mark to market value of its derivative financial instruments on its balance sheet and the resulting gain or loss for the period has been reflected in its statement of operations. Derivative financial instruments relate primarily to foreign exchange contracts but also include commodity related instruments such as lumber futures and hedges for purchased waste fibre and energy.

During the September quarter, the Company recorded a gain of $21.8 million on its outstanding foreign exchange contracts as the relative value of the Canadian $ increased from US $0.741 to US $0.784. In the prior quarter, the Canadian $ had weakened from US $0.758 to US $0.741 and the Company had recorded a loss of $4.2 million. The Company disbursed $1.1 million relating to foreign exchange contracts in the September quarter as compared to proceeds of $32.7 million received in the June quarter. The Company had presold most of its scheduled September maturities in the June quarter.

The following tables summarize the change in the market value of derivative financial instruments during the last two quarters:

Based on the fair market value of foreign exchange contracts at the end of the quarter and their scheduled maturity dates, the following table summarizes anticipated proceeds by quarter:

During the September 2004 quarter, the Company recorded a gain of $90.4 million on the translation of its US $ denominated debt as the relative value of the Canadian $ increased from US $0.741 to US $0.784. In the prior quarter, the Canadian $ had decreased from US $0.758 to US $0.741, and the Company had recorded a loss of $38.5 million. The after-tax impact of the gain on translation of foreign denominated debt was $75.8 million or $0.88 per share as compared to the prior quarter after-tax loss of $32.3 million or $0.38 per share.

During the quarter, the Company recorded a non-cash charge of $9.8 million relating to the write-down of a newsprint machine at the Kapuskasing, Ontario paper mill. The machine has been idle since February 2004 and based on the relatively difficult market conditions it was deemed unlikely that the newsprint machine would be restarted. The charge includes the complete write-down of the machine's net book value and related spare parts. The after-tax impact of the unusual charge was $6.6 million or $0.08 per share.

The Company generated net earnings of $90.8 million or $1.06 per share compared to a net loss of $12.5 million or $0.15 per share in the prior quarter. As noted previously, the Company's financial results were impacted by certain specific items. The following table summarizes the impact of theses items on the reported financial results. The Company believes it is useful supplemental information as it provides an indication of results excluding the specific items. This supplemental information is not intended as an alternative measure for net earnings (loss) as determined by Canadian Generally Accepted Accounting Principles (GAAP).

September Quarter 2004 vs September Quarter 2003

The Company generated EBITDA of $84.6 million on sales of $981.3 million compared to EBITDA of $31.9 million on sales of $838.6 million in September 2003 quarter. The increase in sales of $142.7 million is due primarily to higher selling prices in all three main businesses, Forest Products, Pulp and Paper. The increase in selling prices was mitigated by a stronger Canadian $, which averaged US $0.763, an increase of approximately 5% over US $0.724 in the year ago quarter. The $52.7 million increase in EBITDA was driven by the improved profitability of the Forest Products business. A more detailed review of items having impacted sales and EBITDA of each major business segment is outlined in a subsequent section of the MD&A. The following reviews the impact of non-EBITDA items on the financial performance of the Company.

Interest, foreign exchange and other financing expense improved by $11.2 million in total. The following table summarizes major items:

Interest on indebtedness declined by $2.1 million primarily as a result of the stronger Canadian $. Approximately 95% of the Company's term debt is US $ denominated.

Effective September 28, 2003, the Company applied the accounting treatment prescribed by EIC-128 of the CICA with respect to the accounting treatment for derivative financial instruments that do not qualify for hedge accounting. Prior to the implementation of this guideline, gains and losses related to financial instruments, primarily foreign exchange contracts, were recognized on the maturity dates of the instrument. If derivative financial instruments were sold or traded prior to their stated maturity dates, the gains or losses were deferred and recognized on the statement of operations as per the original maturity dates. The old rules required disclosure of outstanding derivative financial instruments and their mark to market value in the notes to the financial statements, but the positions were not shown on the Company's balance sheet. The Company applied EIC-128 and the accounting guideline for discontinuing hedge accounting at the beginning of the current fiscal year. As a result, the Company recognized a deferred gain of $223.4 million relating to derivative financial instruments that were outstanding at the beginning of the fiscal year. The same amount was also recognized as an asset on the balance sheet.

The following table summarizes the change in the unamortized deferred gain on foreign exchange contracts during the September 2004 quarter:

As noted previously, the Company began applying EIC-128 and the accounting guideline for discontinuing hedge accounting at the beginning of fiscal 2004. As a consequence, there is no comparable table for the September 2003 quarter.

The remaining deferred gain will be amortized in quarterly amounts as per the following:

Since the beginning of fiscal 2004, the Company has shown the mark to market value of its derivative financial instruments on its balance sheet and the resulting gain or loss for the period has been reflected in its statement of operations. Derivative financial instruments relate primarily to foreign exchange contracts but also include commodity related instruments such as lumber futures and hedges for purchased waste fibre and energy.

During the September 2004 quarter, the Company recorded a gain of $21.8 million on its outstanding foreign exchange contracts as the relative value of the Canadian $ increased from US $0.741 to US $0.784. In the prior year quarter, under the previous accounting rules, the Company generated proceeds of $28.3 million, which also constituted the recognized gain. This compares to disbursements of $6.8 million made during the September 2004 quarter.

The following tables summarize the change in the market value of derivative financial instruments during the September 2004 quarter:

As noted previously, the Company began applying EIC-128 and the accounting guideline for discontinuing hedge accounting at the beginning of fiscal 2004. As a consequence, there is no comparable table for the September 2003 quarter.

Based on the fair market value of foreign exchange contracts at the end of the quarter and their scheduled maturity dates, the following table summarizes anticipated proceeds by quarter:

During the September 2004 quarter, the Company recorded a gain of $90.4 million on the translation of its US $ denominated debt as the relative value of the Canadian $ increased from US $0.741 to US $0.784. In the comparable period a year ago, the Canadian $ had decreased from US $0.743 to US $0.739, and the Company had recorded a loss of $8.0 million. The after-tax impact of the gain on translation of foreign denominated debt was $75.8 million or $0.88 per share as compared to the prior year after-tax loss of $6.7 million or $0.08 per share.

During the September 2004 quarter, the Company recorded a non-cash charge of $9.8 million relating to the write-down of a newsprint machine at the Kapuskasing, Ontario paper mill. The machine has been idle since February 2004 and based on the relatively difficult market conditions it was deemed unlikely that the newsprint machine would be restarted. The charge includes the complete write-down of the machine's net book value and related spare parts. The after-tax impact of the unusual charge was $6.6 million or $0.08 per share.

During the September 2003 quarter, the Company absorbed a non-cash charge of $5.7 million relating to the permanent closure of a pine sawmill located in Woodsville, Maine. It also absorbed a non-cash charge of $2.6 million relating to the write-down of fixed assets removed from service at the paperboard mill located in Temiscaming, Quebec. Finally, the Company performed the annual impairment test of goodwill and found that impairment did exist in relation to a remanufactured lumber facility acquired in 2000. As a result, the Company absorbed a goodwill impairment charge of $10.1 million. The three aforementioned unusual items totaled $18.4 million. Their after-tax impact was $17.5 million or $0.21 per share. The most recent annual impairment test of goodwill did not find any impairment.

The Company generated net earnings of $90.8 million or $1.06 per share compared to a net loss of $51.5 million or $0.60 per share in the corresponding quarter of the prior year. As noted previously, the Company's financial results were impacted by certain specific items. The following table summarizes the impact of these items on the reported financial results.

The Company believes it is useful supplemental information as it provides an indication of results excluding the specific items. This supplemental information is not intended as an alternative measure for net earnings (loss) as determined by Canadian Generally Accepted Accounting Principle (GAAP).

Year Ended September 2004 vs Year Ended September 2003

The Company generated EBITDA of $168.7 million on sales of $3,664.8 million compared to EBITDA of $74.8 million on sales of $3,346.1 million in the year ended September 2003. The increase in sales of $318.7 million is due primarily to higher shipments and selling prices in the Forest Products business. Despite higher US$ reference prices in all three main business segments, actual average prices were negatively impacted by a stronger Canadian $, which averaged US $0.754, an increase of approximately 10% over the US $0.683 a year ago. The $93.9 million increase in EBITDA was driven by the improved profitability of the Forest Products business, with lower margins in the Pulp and Paper segments providing a partial offset. A more detailed review of items having impacted sales and EBITDA of each major business segment is outlined in a subsequent section of the MD&A. The following reviews the impact of non-EBITDA items on the financial performance of the Company.

Interest, foreign exchange and financing expense improved by $217.0 million in total. The following table summarizes major items:

Interest on indebtedness declined by $11.5 million as a result of the stronger Canadian $. Approximately 95% of the Company's term debt is US $ denominated.

The Company realized a gain of $22.7 million on the sale of shares of a Canadian publicly traded forest products company, Slocan Forest Products. The shares were acquired in 2002 and subsequently appreciated significantly in value in December 2003, the result of Slocan's acquisition by Canfor Corporation.

Effective September 28, 2003, the Company applied the accounting treatment prescribed by EIC-128 of the CICA with respect to the accounting treatment for derivative financial instruments that do not qualify for hedge accounting. Prior to the implementation of this guideline, gains and losses related to financial instruments, primarily foreign exchange contracts, were recognized on the maturity dates of the instruments. If derivative financial instruments were sold or traded prior to their stated maturity dates, the gains or losses were deferred and recognized on the statement of operations as per the original maturity dates. The old rules required disclosure of outstanding derivative financial instruments and their mark to market value in the notes to the financial statements, but the positions were not shown on the Company's balance sheet. The Company applied EIC-128 and the accounting guideline for discontinuing hedge accounting at the beginning of the current fiscal year. As a result, the Company recognized a deferred gain of $223.4 million relating to derivative financial instruments that were outstanding at the beginning of the fiscal year. The same amount was also recognized as an asset on the balance sheet.

The following table summarizes the change in the unamortized deferred gain on foreign exchange contracts during the fiscal 2004:

As noted previously, the Company began applying EIC-128 and the accounting guideline for discontinuing hedge accounting at the beginning of fiscal 2004. As a consequence, there is no comparable table for fiscal 2003.

The remaining deferred gain will be amortized in quarterly amounts as per the following:

Since the beginning of fiscal 2004, the Company has shown the mark to market value of its derivative financial instruments on its balance sheet and the resulting gain or loss for the period has been reflected in its statement of operations. Derivative financial instruments relate primarily to foreign exchange contracts but also include commodity related instruments such as lumber futures and hedges for purchased waste fibre and energy.

During fiscal 2004, the Company recorded a gain of $86.5 million on its outstanding foreign exchange contracts as the relative value of the Canadian $ increased from US $0.739 to US $0.784. In the prior year, under the previous accounting rules, the Company generated proceeds of $147.0 million, of which $64.8 million related to fiscal 2003 maturities and the balance for pre-sold contracts to be amortized into income in future periods. This compares to proceeds of $205.0 million received during fiscal 2004.

The following tables summarize the change in the market value of derivative financial instruments during fiscal 2004:

As noted previously, the Company began applying EIC-128 and the accounting guideline for discontinuing hedge accounting at the beginning of fiscal 2004. As a consequence, there is no comparable table for the fiscal 2003.

Based on the fair market value of foreign exchange contracts at the end of the most recent fiscal year and their scheduled maturity dates, the following table summarizes anticipated proceeds by quarter:

During fiscal 2004, the Company recorded a gain of $93.5 million on the translation of its US $ denominated debt as the relative value of the Canadian $ increased from US $0.739 to US $0.784. In the prior fiscal year, the Canadian $ had increased from US $0.634 to US $0.739 and the Company had recorded a gain of $263.9 million. The after-tax impact of the gain on translation of foreign denominated debt was $78.4 million or $0.91 per share as compared to the prior year after-tax gain of $221.0 million or $2.56 per share.

During fiscal 2004, the Company recorded a non-cash charge of $36.8 million relating to the write-down of its investment in the Gaspésia Papers Limited Partnership. The charge is the result of a decision to halt work on the modernization project and seek creditor protection. The charge includes the write-down of the original investment of $35.0 million and a provision of $1.8 million for the non-recovery of expenses incurred as part of service agreements with Gaspésia Papers Limited Partnership. As the majority of the unusual charge is a capital loss, the after-tax impact was $36.2 million or $0.42 per share.

During fiscal 2004, the Company recorded a non-cash charge of $9.8 million relating to the write-down of a newsprint machine at the Kapuskasing, Ontario paper mill. The machine has been idle since February 2004 and based on the relatively difficult market conditions it was deemed unlikely that the newsprint machine would be restarted. The charge includes the complete write-down of the machine's net book value and related spare parts. The after-tax impact of the unusual charge was $6.6 million or $0.08 per share.

During fiscal 2003, the Company absorbed a non-cash charge of $5.7 million relating to the permanent closure of a pine sawmill located in Woodsville, Maine. It also absorbed a non-cash charge of $2.6 million relating to the write-down of fixed assets removed from service at the paperboard mill located in Temiscaming, Quebec. Finally, the Company performed the annual impairment test of goodwill and found that impairment did exist in relation to a remanufactured lumber facility acquired in 2000. As a result, the Company absorbed a goodwill impairment charge of $10.1 million. The three aforementioned unusual items totaled $18.4 million. Their after-tax impact was $17.5 million or $0.21 per share. The most recent annual impairment test of goodwill did not find any impairment.

The Company generated net earnings of $37.4 million or $0.44 per share compared to net earnings of $11.4 million or $0.13 per share in prior fiscal year. As noted previously, the Company's financial results were impacted by certain specific items. The following table summarizes the impact of these items on the reported financial results. The Company believes it is useful supplemental information as it provides an indication of results excluding the specific items. This supplemental information is not intended as an alternative measure for net earnings (loss) as determined by Canadian Generally Accepted Accounting Principles (GAAP).

FOREST PRODUCTS

                                                                                                                Quarterly Results

September Quarter 2004 vs June Quarter 2004

The Forest Products segment generated EBITDA of $60.1 million on sales of $363.5 million. This compares to EBITDA of $55.0 million on sales of $357.8 million in the prior quarter. The relatively small increase in sales was due to higher selling prices of SPF lumber, partially offset by lower prices in OSB. US $ reference prices for random lumber showed a small increase while reference prices for stud lumber improved by US $ 27 per mfbm. A portion of the increase was offset by a stronger Canadian $, which averaged approximately 4% higher versus the US $. As a result, the average price of SPF lumber increased by $38 per mfbm over the prior quarter, increasing EBITDA by $12.5 million. Lower selling prices for OSB reduced EBITDA by $9.1 million. The margins in Forest Products continued to be subject to lumber export duties. During the quarter, countervailing and antidumping duties totaled $35.7 million compared to $34.3 million in the prior quarter. Since May 2002, the Company has incurred $220.9 million of duties, which remain subject to the resolution of the softwood lumber dispute.

September Quarter 2004 vs September Quarter 2003

The Forest Products segment generated EBITDA of $60.1 million on sales of $363.5 million. This compares to EBITDA of $3.0 million on sales of $226.7 million in the comparable quarter of the prior year. Sales of SPF lumber increased by $107.5 million as a result of higher volumes and selling prices. US $ reference prices for random lumber were up by approximately US $122 per mfbm, while the reference price for stud lumber improved by US $101 per mfbm. A portion of the increase was offset by a stronger Canadian $, which averaged approximately 5% higher versus the US $. As a result, the average selling price of SPF lumber increased by $120 per mfbm from the year ago quarter. The segment also benefited from lower SPF lumber manufacturing costs, which averaged $60 per mfbm lower than the comparable quarter of the prior year. The margins in Forest Products were subject to higher lumber export duties. During the quarter, countervailing and antidumping duties totalled $35.7 million, up from $21.9 million incurred in the September 2003 quarter. The higher selling prices combined with increased shipments of lumber to the US generated the increase.

Year Ended September 2004 vs Year Ended September 2003

The Forest Products segment generated EBITDA of $129.7 million on sales of $1,209.6 million. This compares to negative EBITDA of $37.5 million on sales of $909.0 million in the prior year. Sales of SPF lumber increased by $213.3 million as a result of higher volumes and selling prices. US $ reference prices for random lumber were up by approximately US $127 per mfbm while the reference price for stud lumber improved by US $74 per mfbm. However, the increase was partially offset by a stronger Canadian $, which averaged approximately 10% higher versus the US $. As a result, the average price of SPF lumber increased by $74 per mfbm from the year ago period. Sales of OSB also increased by $43.7 million as a result of higher prices. Average OSB selling prices increased by $29 per msf, 63% higher than in the prior year. The segment also benefited from lower SPF lumber manufacturing costs, which averaged $30 per mfbm lower than in the prior year. Countervailing and antidumping duties totalled $111.4 million, up from $81.2 million incurred a year ago. The higher selling prices combined with increased shipments of lumber to the US generated the increase. Additional details regarding countervailing and antidumping duties are outlined in note 3 of the interim consolidated financial statements.

PULP

                                                                                                                    Quarterly Results

September Quarter 2004 vs June Quarter 2004

The Pulp segment generated EBITDA of $24.4 million on sales of $327.6 million for the quarter ended September 2004 compared to EBITDA of $44.0 million on sales of $377.3 million in the June 2004 quarter. The $49.7 million decline in sales was due to lower shipments and selling prices. US $ reference prices remained relatively unchanged from the prior quarter, with an increase in the US market being offset by lower pricing in Europe. The price decrease was driven primarily by a stronger Canadian $, which averaged approximately 4% higher versus the US $. The net effect was a reduction in sales of $11.2 million or $25 per tonne. The reduced shipments and a $7 per tonne increase in manufacturing costs accounted for the balance of the decline in EBITDA. Total downtime in the quarter was 8,500 tonnes compared to 20,500 tonnes in the prior quarter.

September Quarter 2004 vs September Quarter 2003

The Pulp segment generated EBITDA of $24.4 million on sales of $327.6 million for the quarter ended September 2004, compared to EBITDA of $18.9 million on sales of $329.8 million in the September 2003 quarter. The net reduction in sales of $2.2 million was caused by a 37,100 tonnes decrease in shipments, offset by significantly higher selling prices. The US $ reference price for NBSK increased by US $120 per tonne in North America and US $115 per tonne in Europe. The reference price for hardwood high yield pulp was up by US $12 per tonne. A portion of the increase was offset by a stronger Canadian $, which averaged approximately 5% higher versus the US $. The net effect was an increase in sales of $22.9 million or $51 per tonne. The higher selling prices were partially offset by the impact of lower shipments and a $37 per tonne increase in manufacturing costs, primarily related to higher fibre costs. Total downtime in the quarter was 8,500 tonnes compared to 16,700 tonnes in the year ago quarter.

Year Ended September 2004 vs Year Ended September 2003

The Pulp segment generated EBITDA of $61.6 million on sales of $1,334.3 million for the year ended September 2004, compared to EBITDA of $72.7 million on sales of $1,290.6 million a year ago. Sales increased by $43.7 million as a result of increased shipments and higher selling prices. Higher US $ reference prices for all grades of pulp were partially offset by the stronger Canadian $, which averaged approximately 10% higher versus the US $. The net effect was an increase in sales of $24.5 million or $13 per tonne. The higher revenues were more than offset by higher average manufacturing costs of $16 per tonne, primarily related to higher fibre costs. Total downtime in the year ended September 2004 was 73,900 tonnes compare to 75,400 tonnes in the prior year. The current year includes 23,100 tonnes lost due to the flooding of the Tarascon pulp mill located next to the Rhone river in southern France.

PAPER

                                                                                                                        Quarterly Results

September Quarter 2004 vs June Quarter 2004

The Paper segment generated negative EBITDA of $5.2 million on sales of $197.8 million. This compares to negative EBITDA of $12.6 million on sales of $207.0 million in the prior quarter. Sales declined by $9.2 million. Lower shipments reduced sales by $12.4 million, with higher selling prices providing a partial offset. Higher US $ reference prices for newsprint and coated papers were partially offset by a stronger Canadian $, which averaged approximately 4% higher versus the US $. The net effect was an increase in sales of $3.2 million or $14 per tonne. Manufacturing costs were favourably impacted by the stronger Canadian $ which reduced the reported costs at the St-Francisville paper mill by $3.6 million or $16 per tonne.

September Quarter 2004 vs September Quarter 2003

The Paper segment generated negative EBITDA of $5.2 million on sales of $197.8 million. This compares to EBITDA of $6.7 million on sales of $203.6 million in the same quarter a year ago. Lower shipments reduced sales by $13.6 million with higher selling prices providing a partial offset. Higher US $ reference prices for newsprint and coated papers were partially offset by a stronger Canadian $ which averaged approximately 5% higher versus the US $. The net effect was an increase in sales of $7.8 million or $34 per tonne. The segment's performance was negatively impacted by lower shipments and a $20.8 million or $91 per tonne increase in mill manufacturing costs, primarily for purchased energy. The increase was mitigated by the stronger Canadian $ which reduced the reported costs at the St-Francisville paper mill by $5.7 million or $25 per tonne.

Year Ended September 2004 vs Year Ended September 2003

The Paper segment generated negative EBITDA of $36.7 million on sales of $788.4 million. This compares to positive EBITDA of $20.9 million on sales of $824.9 million a year ago. The decrease of $36.5 million in sales is primarily attributable to lower prices for coated and specialty papers. Although US $ reference prices for newsprint and coated paper increased by US $47 per tonne and US $24 per short ton respectively, it was not sufficient to offset the negative impact of a stronger Canadian $, which averaged 10% higher versus the US $. The net effect was a decrease in sales of $33.7 million or $35 per tonne. The segment's performance was also negatively impacted by a $49.9 million or $53 per tonne increase in mill manufacturing costs, driven primarily by purchased energy at its Canadian paper mills. The increase was mitigated by the stronger Canadian $ which reduced the reported costs at the St-Francisville paper mill by $40.8 million or $43 per tonne.

FINANCIAL POSITION

Cash flow from operations before working capital changes for fiscal 2004 was $235.4 million, a $194.7 million improvement from last year. The higher cash flow is due primarily to a $93.9 million increase in EBITDA, a $48.1 million increase in proceeds on sale of derivative financial instruments and a $22.7 million gain on the sale of Slocan shares. For the year ended September 2004, non-cash working capital items used $28.6 million, as compared to $16.5 million generated by the same items in the prior year. Working capital items at year end include a temporary investment of $21.9 million related to 665,000 common shares of Riverside Forest Products acquired at a cost of $32.93 per share. These shares have recently been sold for cash consideration of $40.00 per share. The resulting gain of $4.7 million will be shown as investment income in the December 2004 quarterly results. After allowing for net fixed asset additions of $142.7 million, "free cash flow" was $92.7 million versus a negative amount of $91.1 million a year ago. The Company defines free cash flow as "cash provided by operating activities before changes in non-cash working capital balances less net fixed asset additions".

In response to relatively low EBITDA margins brought on by challenging market conditions, the stronger Canadian $ and significant export duties on lumber shipped to the US, the Company has continued to curtail capital expenditures. During fiscal 2004, net fixed asset additions totalled $142.7 million compared to $131.8 million in the prior year. The amount spent is equal to 63% of fixed asset depreciation and 4% of sales.

Net debt to total capitalization stood at 48.3% at September 2004, a decrease from 51.4% as at the date of the last audited financial statements. During fiscal 2004, the Company made $28.5 million of debt repayments. These included a final instalment of $10.0 million on the 7% unsecured subordinated debentures and a final instalment of US $8.6 million on the 8.39% unsecured senior notes. As part of its long-term strategy, Tembec has resolved to maintain its percentage of net debt to total capital at 40% or less. A sustained improvement in the pricing levels of the Company's main products or a satisfactory resolution of the lumber trade dispute, including refund of deposits, will be required before reductions can be achieved.

At the end of September 2004, Tembec had cash, temporary investments and derivative financial instruments of $206.3 million plus unused operating lines of $253.8 million. At the date of the last audited financial statements, the Company had cash and temporary investments of $114.3 million and unused operating lines of $298.3 million. As well, the market value of its derivative financial instruments was $223.4 million.

FINANCIAL PERFORMANCE & OTHER DATA

(1) % returns for each quarter have been annualized.

In summary, the interim financial results reflect the continued strong performance of the Forest Products segment. The Pulp and Paper segments have been slower to recover, however, we do expect improvements in financial performance as we move forward. The stronger Canadian $ combined with lumber export duties continue to negatively impact our financial performance. As well, increases to other commodities, primarily energy, are leading to increased manufacturing costs. The Company is confident that these increases will lead to higher selling prices for its own products as demand improves. Until then, the Company is maintaining a defensive approach, including the restriction of capital expenditures. The Company is focused on controlling costs and maintaining liquidity.

CONSOLIDATED BALANCE SHEETS

(unaudited) (in millions of dollars, unless otherwise noted)

Sept 25, 2004	Sept. 27, 2003
Assets		
Current Assets:		
Cash and cash equivalents	**$ 70.1**	$ 87.6
Temporary investments	**21.9**	26.7
Derivative financial instruments	**82.2**	-
Accounts receivable	**464.5**	438.9
Inventories	**569.4**	496.7
Prepaid expenses	**21.5**	14.6
	1,229.6	1,064.5
Derivative financial instruments	**32.1**	-
Investments	**22.1**	55.0
Fixed assets	**2,400.5**	2,415.1
Other assets	**119.1**	121.5
Future income taxes	**88.5**	136.3
Goodwill	**28.9**	26.4
	$ 3,920.8	$ 3,818.8
Liabilities and Shareholders' Equity		
Current Liabilities:		
Operating bank loans	**$ 73.9**	$ 30.4
Accounts payable and accrued charges	**520.7**	453.3
Current portion of deferred gain on foreign exchange contracts	**117.9**	56.4
Current portion of long-term debt (note 4)	**9.4**	27.8
	721.9	567.9
Long-term debt (note 4)	**1,608.0**	1,699.8
Deferred gain on foreign exchange contracts	**38.4**	25.8
Other long-term liabilities and credits	**133.0**	121.1
Future income taxes	**191.8**	211.6
Minority interest	**5.3**	7.5
Redeemable preferred shares	**25.7**	25.7
Shareholders' equity:		
Share capital (note 5)	**839.3**	839.4
Cumulative exchange translation of foreign subsidiaries	**(3.0)**	(3.0)
Retained earnings	**360.4**	323.0
	1,196.7	1,159.4
	$ 3,920.8	$ 3,818.8

CONSOLIDATED STATEMENTS OF OPERATIONS

Quarters and years ended September 25, 2004 and September 27, 2003
(unaudited) (in millions of dollars, unless otherwise noted)
CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

Quarters and years ended September 25, 2004 and September 27, 2003
(unaudited) (in millions of dollars, unless otherwise noted)

CONSOLIDATED STATEMENTS OF CASH FLOWS

Quarters and years ended September 25, 2004 and September 27, 2003
(unaudited) (in millions of dollars, unless otherwise noted)

CONSOLIDATED BUSINESS SEGMENT INFORMATION

Quarters ended September 25, 2004 and September 27, 2003
(unaudited) (in millions of dollars, unless otherwise noted)

CONSOLIDATED BUSINESS SEGMENT INFORMATION

Years ended September 25, 2004 and September 27, 2003
(unaudited) (in millions of dollars, unless otherwise noted)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Figures in tables are in millions of dollars, unless otherwise noted)

  Significant accounting policies

Basis of presentation

These unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles using the same accounting policies and methods as the most recent audited consolidated financial statements. These interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements for the year ended September 27, 2003.

Changes in accounting policies

Effective October 1, 2003, the Canadian Institute of Chartered Accountants (CICA) introduced new recommendations under section 1100 for the application of Generally Accepted Accounting Principles (GAAP), which, among other things, provides guidance on alternate sources to consult with when an issue is not specifically addressed by Canadian GAAP. Previously, the Company, along with others in the Forest Industry, presented sales net of shipping, handling costs and countervailing and anti-dumping duties. As a result of applying this new standard, effective September 28, 2003, the Company has removed its references to net sales.

Effective September 28, 2003, the Company adopted prospectively without restatement the new recommendations of Section 3870 of the CICA with respect to stock-based compensation plans. These recommendations require the use of a fair-value based approach to accounting for stock-based compensation awards granted to employees. The Company has recorded an expense for stock-based compensation plans in fiscal 2004 and has provided the required pro forma disclosures for issuances from September 30, 2001 to September 27, 2003 in note 5 of these financial statements.

Effective September 28, 2003 the Company adopted the new recommendations of Section 3063 of the CICA with respect to the impairment of long-lived assets. These recommendations provide accounting guidance for the determination of long-lived asset impairment as well as recognition, measurement and disclosure of the impairment. The work conducted at year-end did not indicate impairment of long-lived assets.

Effective September 28, 2003, the Company applied the accounting treatment prescribed by EIC-128 of the CICA with respect to the accounting for trading speculative or non-hedging derivative financial instruments. The abstract addresses the accounting treatment for derivative financial instruments that do not qualify for hedge accounting. The financial statements prospectively account for derivative financial instruments on a mark to market valuation basis and the deferred gain recognized at the beginning of the fiscal year will be amortized into income based on the original maturity dates of the derivative financial instruments. As a result of applying EIC-128 of the CICA, the Company recognized a deferred gain of $223.4 million relating to derivative financial instruments that were outstanding at the beginning of the year. The same amount was also recognized as an asset on the balance sheet.

In February 2003, the CICA issued accounting guideline AcG-14 on the financial statement disclosures to be made by a guarantor relative to its obligations under guarantees. Effective December 29, 2002 the Company adopted the new guideline.

Effective September 29, 2002, the Company adopted the new recommendations of Section 3062 of the CICA with regards to goodwill and intangible assets and accordingly, goodwill is no longer amortized to earnings, but periodically tested for impairment.

Effective September 29, 2002, the Company adopted retroactively with restatement the new recommendations of Section 1650 of the CICA with respect to foreign currency translation and accordingly, eliminated the deferral and amortization of the unrealized translation gains and losses on foreign currency denominated monetary items that have a fixed or ascertainable life extending beyond the period. As a result of the adoption of these recommendations, retained earnings decreased by $31.2 million as of September 28, 2002.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Figures in tables are in millions of dollars, unless otherwise noted)

  Significant accounting policies (cont.)

  Business of the Company

  The Company operates an integrated forest products business. The business includes five reportable segments, which are operated separately due to the nature of products and processes. The performance of each segment is evaluated by the management of the Company against short-term and long-term financial objectives as well as environmental and other key criteria. The forest products segment consists primarily of forest and sawmill operations, which produce lumber and building materials. The pulp segment includes the manufacturing and marketing activities of a number of different types of pulps. The paper segment consists primarily of production and sales of newsprint and coated papers, while the coated bleached board operations are under the paperboard segment. The chemical and other products segment consists primarily of the transformation and sale of resins and pulp by-products. Intersegment transfers of wood chips, pulp and other services are recorded at transfer prices agreed to by the parties, which are intended to approximate fair market value. The accounting policies used in these business segments are the same as those described in this note.

  Acquisitions and Business Combinations

2004

On October 28, 2003, the Company acquired all of the assets of BTLSR Toledo Inc ("BTLSR") a custom manufacturer of spray-dried powdered resins located in Toledo, Ohio (USA). Depending on the financial results of BTLSR, the seller is entitled to a maximum Contingent Value Right (CVR) payment, over the five-year period following the sale, of US $3.0 million (Canadian $3.9 million).

On November 3, 2003, the Company acquired the assets of two sawmills located in La Sarre and Senneterre
("La Sarre Senneterre"), Quebec from Nexfor Inc.

On December 15, 2003, the Company acquired the assets of a sawmill located in Chapleau ("Chapleau"), Ontario from Weyerhaeuser Company Limited.

On August 4, 2004 the Company acquired the remaining 50% interest in Excel Forest Products ("Excel"), a sawmill located in Opasatika, Ontario.

2003

On September 30, 2002, the Company acquired the remaining 51% interest in 3626776 Canada Inc. The numbered company had previously acquired a formaldehyde plant and entered into a capital lease arrangement with a wholly-owned subsidiary of Tembec, ARC Resins International Corp.

During the March 2003 quarter, the Company finalized the purchase of two sawmills located in France. Brassac SAS, ("Brassac") which purchased the sawmills, is 75% owned by Tembec SA, a wholly owned subsidiary of the Company.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Figures in tables are in millions of dollars, unless otherwise noted)

  Acquisitions and Business Combinations (cont.)

  Details of the acquisitions are as follows:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Figures in tables are in millions of dollars, unless otherwise noted)

  Commitments and contingencies

  Countervailing and antidumping duties

  In response to the expiration of the Softwood Lumber Agreement, a number of industry groups in the United States filed petitions with the U.S. Department of Commerce ("USDOC") and the U.S. International Trade Commission ("USITC) alleging unfair trade practices by the Canadian softwood lumber industry. These petitions proposed that certain softwood lumber exports from Canada to the United States be charged with countervailing and antidumping duties.

  Countervailing duty

  Effective May 22, 2002, the Company has been subject to a countervailing duty of 18.79%. A charge of $18.2 million was incurred during Fiscal 2002 relating to lumber shipments to the U.S. between May 22 and September 28, 2002. A charge of $49.7 million was incurred relating to lumber shipments to the US between September 29, 2002 and September 27, 2003. A charge of $22.8 million was incurred during the September 2004 quarter relating to lumber shipment to the U.S. between June 27, 2004 and September 25, 2004. On a year to date basis, a charge of $68.3 million was incurred relating to lumber shipments to the U.S. between September 28, 2003 and September 25, 2004. The Company is currently remitting cash deposits to cover the applicable duty.

  Antidumping duty

  Effective May 22, 2002, the Company has been subject to an average antidumping duty of 10.21%. A charge of $10.1 million was incurred during Fiscal 2002 relating to lumber shipments to the U.S. between May 22 and September 28, 2002. A charge of $31.5 million was incurred relating to lumber shipments to the U.S. between September 29, 2002 and September 27, 2003. A charge of $12.9 million was incurred during the September 2004 quarter relating to lumber shipment to the U.S. between June 27, 2004 and September 25, 2004. On a year to date basis, a charge of $43.1 million was incurred relating to lumber shipments to the U.S. between September 28, 2003 and September 25, 2004. The Company is currently remitting cash deposits to cover the applicable duty.

  The final amount of countervailing and antidumping duties that may be assessed on Canadian softwood lumber exports to the U.S. cannot be determined at this time.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Figures in tables are in millions of dollars, unless otherwise noted)

  Commitments and contingencies (cont.)

  The following table summarizes the quarterly impact of the aforementioned duties on the Company's financial results:

  Long-term debt

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Figures in tables are in millions of dollars, unless otherwise noted)

  Share capital

  In October 2003, the Company extended its normal course issuer bid allowing it to repurchase for cancellation up to 4,290,896 common shares (2003 - 4,320,786) (approximately 5% of outstanding shares). No common shares were repurchased under the plan.

  The following table provides the reconciliation between basic and diluted earnings (loss) per share:

  The diluted loss per share is the same as the basic loss per share as the dilutive factors result in a decrease in the loss per share.

  Under the Long-Term Incentive Plan, the Company may, from time to time, grant options to its employees. The plan provides for the issuance of common shares at an exercise price equal to the market price of the Company's common shares on the date of the grant. These options vest over a five-year period and expire ten years from the date of issue.

  The Company applied the settlement-based method of accounting for stock-based compensation awards granted to employees prior to September 28, 2003. Under this method, no compensation expense was recorded over the vesting period of these options. The Company disclosed the pro forma effect on net earnings (loss) and earnings (loss) per share had the fair value-based method been applied for options granted between September 29, 2001 and September 27, 2003.

  In accordance with Section 3870 of the CICA Handbook, the following pro forma disclosures present the effect on earnings (loss) per share had the fair value-based method been chosen.

  During the September 2004 quarter, the Company granted 19,148 stock options at $10.68. On a year to date basis , the Company granted 309,910 stock options at a weighted average price of $8.08. The year to date compensation expense amounts to $0.3 million.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Figures in tables are in millions of dollars, unless otherwise noted)

  Share capital (cont.)

  The fair value of options granted since the beginning of the fiscal year was estimated on the date of grant using the Black & Scholes option-pricing model with the following assumptions:

  The following table summarizes the changes in options outstanding and the impact on weighted average per share exercise price during the period.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Figures in tables are in millions of dollars, unless otherwise noted)

  Interest, foreign exchange, and other

  Unusual items

  During the September 2004 quarter, the Company recorded a non-cash charge of $9.8 million relating to the write-down of a paper machine removed from service at a newsprint facility. The after-tax impact of this item was $6.6 million or $0.08 per share.

  During the March 2004 quarter, the Company recorded a non-cash charge of $36.8 million relating to the write-down of its investment in the Gaspésia Papers Limited Partnership. The charge is the result of a decision made to halt work on the modernization project and seek creditor protection. The charge includes the write-down of the original investment of $35.0 million and a provision of $1.8 million for the non-recovery of expenses incurred as part of service agreements with Gaspésia Papers Limited Partnership. The after-tax impact was $36.2 million or $0.42 per share.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Figures in tables are in millions of dollars, unless otherwise noted)

  Income Taxes

  Employee Future Benefits

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Figures in tables are in millions of dollars, unless otherwise noted)

  EBITDA

  EBITDA is defined as earnings before interest, income taxes, depreciation and amortization and other non-operating expenses. On a consolidated basis, the Company believes that it is a useful indicator of its ability to generate funds to meet debt service and capital expenditure requirements. EBITDA is not intended as an alternative measure of cash flows from operating activities as determined in accordance with Canadian GAAP. Because EBITDA may not be calculated identically by all companies, the presentation in the Company's financial statements may not be directly comparable to similarly titled measures of other companies. The reconciliation of cash flows from operating activities as determined in accordance with Canadian GAAP to EBITDA is summarized as follows:

  In addition, the Company also uses EBITDA internally to evaluate the financial and operating performance of its reportable segments and individual business units. The Company believes that it is a useful indicator of profitability of its business segments and individual business units. Segmented EBITDA is equivalent to operating earnings prior to the deduction of depreciation and amortization expense. The various components are outlined in the consolidated business segment information.

  Comparative figures

  Certain comparative figures have been reclassified to conform with the financial statement presentation adopted.

Form 52-109FT2 - Certification of Interim Filings during Transition Period

I, Frank A. Dottori, President and Chief Executive Officer of Tembec Inc., certify that:

  I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Tembec Inc., (the issuer) for the interim period ending September 25, 2004;
  Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and
  Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: November 18, 2004

(S) Frank A. Dotori
Frank A. Dottori
President and Chief Executive Officer

Form 52-109FT2 - Certification of Interim Filings during Transition Period

I, Michel Dumas, Executive Vice President, Finance and Chief Financial Officer of Tembec Inc., certify that:

  I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Tembec Inc., (the issuer) for the interim period ending September 25, 2004;

  Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

  Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: November 18, 2004

(S) Michel Dumas
Michel Dumas
Executive Vice President, Finance and Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEMBEC INC.

signed: Claude Imbeau___________________
Claude Imbeau
Vice-President, General Counsel and Secretary

Date: December 1, 2004